

Mail Stop 6010

August 28, 2007

Mr. David E. O'Neil
Vice President of Finance and Treasurer
Satcon Technology Corporation
27 Drydock Avenue
Boston, MA 02210

> **RE: Satcon Technology Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 1-11512**

Dear Mr. O'Neil:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief